UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                          (Amendment No. ______)


                              PIXTECH, INC.
                            (Name of Issuer)

                      COMMON STOCK, $.01 PAR VALUE
                     (Title of Class of Securities)

                               72583 K109
                             (CUSIP Number)

                              CAROL FORSYTE
          MOTOROLA, INC., 1303 EAST ALGONQUIN ROAD, SCHAUMBURG, IL 60196 (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                             FEBRUARY 6, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 	72583 K109

1.      NAMES OF REPORTING PERSON
       	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       	Motorola, Inc.
       	F.E.I.N.  36-1115800

2.     	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       	(a)
       	(b)

3.     	SEC USE ONLY


4.      SOURCE OF FUNDS

       	WC, 00

5.     	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)



6.     	CITIZENSHIP OR PLACE OF ORGANIZATION

       	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     	SOLE VOTING POWER

       	927,416

8.      SHARED VOTING POWER

        -0-

9.     	SOLE DISPOSITIVE POWER

       	927,416

10.     SHARED DISPOSITIVE POWER

        -0-

11.    	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       	927,416

12.    	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.    	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       	6.8%

14.    	TYPE OF REPORTING PERSON

       	CO

Item 1.      Securities and Issuer

     	This statement relates to the common stock, $.01 par value (the "Shares"), of PixTech, Inc., a Delaware corporation ("PixTech"). PixTech's principal executive offices are located at Avenue Olivier Perroy, 13790 Rousset, France.

Item 2.	     Identity and Background

     	This statement is being filed by Motorola, Inc., a Delaware corporation ("Motorola"). Motorola's principal executive offices are located at 1303 East Algonquin Road, Schaumburg, IL 60196. Motorola, one of the world's leading providers of electronic equipment, systems, components and services for worldwide markets, is engaged in the design, manufacture and sale, principally under the Motorola brand, of a diversified line of such products.

     	The names, business addresses and present principal occupations of the directors and executive officers of Motorola are set forth in the attached Appendix I, which is incorporated by reference. Appendix I also lists the principal business of any employer that employs a director who is not also an executive officer of Motorola. To the best of Motorola's knowledge, all directors and executive officers of Motorola are citizens of the United States.

     	Neither Motorola nor, to the best of Motorola's knowledge, any director or executive officer of Motorola listed on the attached Appendix I has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration

     	The consideration for the 463,708 Shares and the Warrant (as defined in Item 4) acquired by Motorola consists of $686,686 cash and the assignment to PixTech of Motorola's right to receive $1,500,000 from a subsidiary of PixTech, under the terms of the DLC Patent Cross-License Agreement dated June 13, 1996 between Motorola and PixTech, S.A., a subsidiary of PixTech (the "Diamond License"). Motorola has funded the cash consideration for the purchase of such Shares and the Warrant out of working capital. As further consideration for Motorola's investment, Motorola and PixTech will amend certain licensing and other terms in their existing Cooperation and Licensing Agreement dated June 13, 1995 (the "Cooperation Agreement").


Item 4.	     Purpose of Transaction

     	Motorola and PixTech have entered into a Stock Purchase Agreement dated February 6, 1997 (the "SPA") pursuant to which Motorola agreed to purchase 463,708 Shares. In addition, Motorola received a Warrant to purchase an additional 463,708 Shares at an exercise price per share of $5.50, exercisable at any time up to December 31, 1998 (the "Warrant"). The transactions contemplated by the SPA were consummated as of February 14, 1997.

     	Pursuant to the SPA, upon Motorola's exercise of the Warrant, PixTech will use its best efforts, at the next regularly scheduled meeting of the Board of Directors, to enlarge the number of members of the Board and to elect a representative designated by Motorola in writing to fill the vacancy so created. Prior to the exercise of the Warrant a representative of Motorola will be permitted to observe (but not vote at) the board meetings.

     	Since 1995 Motorola has participated, with PixTech and other parties, in a flat emission display alliance (the "FED Alliance"). In June, 1995 Motorola and PixTech entered into the Cooperation Agreement pursuant to which Motorola has licensed certain flat emission display technology to PixTech (granting PixTech further rights to sublicense such technology to FED Alliance members and others subject to the terms of the Cooperation License). In connection with the purchase of the Shares and Warrants, PixTech and Motorola are amending the Cooperation Agreement.

     	Motorola has acquired the Shares and the Warrant and entered into the amendment of the Cooperation Agreement described in this Item 4 in order to provide additional working capital to PixTech and to participate to a greater extent in any future growth and success of PixTech. Except as set forth in this Item 4, neither Motorola, nor to the best of Motorola's knowledge, any of its executive officers or directors, has any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, Motorola may determine to change its investment intent with respect to PixTech at any time in the future. In reaching any conclusion as to its future course of action, Motorola will take into consideration such factors as it deems relevant, including the business and prospects of PixTech, future developments concerning PixTech, other business opportunities available to Motorola, developments with respect to the business of Motorola, and general economic, financial and market conditions. Motorola reserves the right to acquire additional securities of PixTech in the open market, in privately negotiated transactions (which may be with PixTech or third parties) or otherwise, to dispose of all or a portion of its holdings of securities of PixTech or to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5.      Interest in Securities of the Issuer

     	(a)    	As of February 14, 1997, Motorola was the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of 927,416 Shares, of which 463,708 Shares are issuable upon exercise of Motorola's Warrant. This total represents 6.8% of all outstanding Shares, based on information furnished to Motorola by PixTech as of February 14, 1997 stating that 13,248,807 Shares were outstanding as of February 14, 1997 and, after giving effect to the transactions described in Item 4, 13,712,515 Shares were outstanding as of February 14, 1997. To the best knowledge of Motorola, no Shares are beneficially owned by any of its executive officers or directors, nor do such executive officers and directors have the right to acquire any shares.

     	(b)    	Motorola has the sole power to vote or direct the vote and to dispose or direct the disposition of the 927,416 Shares listed as beneficially owned by Motorola in Item 5(a).

     	(c)    	Motorola had no transactions in Shares during the past 60 days.
To the best of Motorola's knowledge, no director or executive officer of Motorola has engaged in any transactions in Shares during the past 60 days.

     	(d)    	Not applicable.

     	(e)    	Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships	with
             Respect to Securities of the Issuer

     	See Item 4 for a description of the SPA and Warrant. All statements made in the body of this Schedule 13D which relate to the terms of the SPA and Warrant are qualified in their entirety by the terms of such documents which are filed hereto as Exhibits A and B, respectively.

     	Except as set forth in this Schedule 13D, to the best of Motorola's knowledge, no other contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of PixTech, including but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, the division of profits or loss or the giving or withholding of proxies.

Item 7.      Materials to be Filed as Exhibits

     	EXHIBIT       		DESCRIPTION

      Exhibit 4.1    	Stock Purchase Agreement dated February 6, 1997 between
                        Motorola, Inc. and PixTech, Inc.

      Exhibit 4.2    	Warrant dated February 14, 1997 issued by PixTech, Inc.
                        to Motorola, Inc.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 17, 1997                  /s/ Linda B. Valentine
                                           Signature

                                           Vice President,
                                           Law Department
                                           Name/Title


                                  APPENDIX I

                Executive Officers and Directors of Motorola

     Set forth below are the names and present principal occupation or employment of each executive officer and director of Motorola. Except for the persons whose business address is set forth below following their occupations, the business address of each of the persons listed below is the same as that set forth in Item 2 for Motorola.

EXECUTIVE OFFICERS:

                                        PRESENT PRINCIPAL OCCUPATION
     NAME                                  AND BUSINESS ADDRESS

Gary L. Tooker                          Chairman of the Board (Director)

Christopher B. Galvin                   Chief Executive Officer (Director)

Robert W. Galvin                        Chairman of the Executive Committee
                                           of the Board

Keith J. Bane                           Executive Vice President, and Chief
                                           Corporate Staff Officer

Arnold S. Brenner                       Executive Vice President and
                                           General Manager, Japanese Group;
                                           business address:  3102 N. 56th
                                           Street, Phoenix, AZ  85018

Thomas D. George                        Executive Vice President and
                                           President and General Manager,
                                           Semiconductor Products Sector:
                                           business address:  3102 N. 56th
                                           Street, Phoenix, AZ  85018

Glenn A.Gienko                          Executive Vice President and
                                           Director, Human Resources

Merle L. Gilmore                        Executive Vice President, President
                                           and General Manager, Land Mobile
                                           Products Sector; business
                                           address:  1301 E. Algonquin
                                           Road, Schaumburg, IL 60196

Robert L. Growney                       President and Chief Operating Officer
                                           (Director);

Carl F. Koenemann                       Executive Vice President and Chief
                                           Financial Officer

A. Peter Lawson                         Senior Vice President, General
                                           Counsel and Secretary

James A. Norling                        Executive Vice President, President
                                           and General Manager, Messaging,
                                           Information and Media Sector;
                                           and President, Motorola Europe,
                                           Middle East and Africa; business
                                           address: 1301 E. Algonquin Road,
                                           Schaumburg, IL 60196

Hector de J. Ruiz                       Executive Vice President, Semiconductor
                                           Products Sector; business address:
                                           6501 William Cannon Drive, Austin,
                                           TX, 78735

Jack M. Scanlon                         Executive Vice President, President
                                           and General Manager, Cellular
                                           Networks and Space Sector; business
                                           address:  1501 W. Shure Drive,
                                           Arlington Heights, IL  60004

Frederick T. Tucker                     Executive Vice President, President
                                           and General Manager, Automotive,
                                           Energy and Components Sector;
                                           business address: 4000
                                           Commercial Drive, Northbrook, IL
                                           60062

Robert N. Weisshappel                   Executive Vice President, President
                                           and General Manager, Cellular
                                           Subscriber Sector; business address:
                                           600 North U.S. Highway 45,
                                           Libertyville, IL  60048

Richard W. Younts                       Executive Vice President and
                                           Corporate Executive Director,
                                           International-Asia and Americas

DIRECTORS OF MOTOROLA (WHO ARE NOT ALSO EXECUTIVE OFFICERS OF MOTOROLA):

William J. Weisz                        Vice Chairman of Board of Directors

H. Laurance Fuller                      Chairman of the Board and Chief
                                           Executive Officer, Amoco
                                           Corporation; 200 East Randolph
                                           Drive, Chicago, IL 60601

Anne P. Jones                           Consultant; 5716 Bent Branch Road
                                           Bethesda, MD 20816

Donald R. Jones                         Retired; 1776 Beaver Pond Road,
                                           Inverness, IL  60067

Judy C. Lewent                          Senior Vice President and Chief
                                           Financial Officer; Merck & Co.,
                                           Inc., One Merck Drive,
                                           Whitehouse Station, NJ 08889

Walter E. Massey                        President, Morehouse College
                                           830 Westview Drive, SW
                                           Atlanta, GA 30314

John F. Mitchell                        Vice Chairman of the Board

Thomas J. Murrin                        Dean of Duquesne University's
                                           School of Business
                                           Administration; Room 405,
                                           Rockwell Hall, 600 Forbes
                                           Avenue, Pittsburgh, PA  15282

Nicholas Negroponte                     Director of Media Laboratory of
                                           Massachusetts Institute of
                                           Technology;
                                           Massachusetts Institute of
                                           Technology Media Lab, 20 Ames
                                           Street, E15-210 Cambridge, MA
                                           02139

John E. Pepper, Jr.                     Chairman of the Board, and Chief
                                           Executive, Procter and Gamble
                                           Co.; One Procter and Gamble
                                           Plaza, Cincinnati, OH 45202

Samuel C. Scott III                     President, CRB of CPC International
                                           and Corporate Vice President of
                                           CPC International, Inc.
                                           (consumer food products); 6500
                                           Archer Road, Summit-Argo, IL
                                           60501

B. Kenneth West                         Senior Consultant for Corporate
                                           Governance to Teachers Insurance
                                           and Annuity Association, College
                                           Retirement Equities Fund; Harris
                                           Bankcorp, Inc., P.O. Box 775,
                                           Chicago, IL 60609

Dr. John A. White                       Dean of Engineering, Georgia
                                           Institute of Technology, 225
                                           North Avenue, Atlanta GA 30332